

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 25, 2018

Ted T. Timmermans
Vice President, Controller & Chief Accounting Officer
Northwest Pipeline LLC
295 Chipeta Way
Salt Lake City, Utah 84108

    Re: Northwest Pipeline LLC
           Registration Statement on Form S-4
           Filed January 19, 2018
           File No. 333-222633

Dear Mr. Timmermans:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Katherine Bagley at (202) 551-2545 with any questions.

                          Sincerely,

                          /s/ Lisa M. Kohl for

                          Mara L. Ransom
                          Assistant Director
                          Office of Consumer Products